SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 8-A/A

                              AMENDMENT NO. 1
                   to Registration Statement on Form 8-A
                   dated September 30, 1994, relating to
                           Stock Purchase Rights


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                         AVONDALE INDUSTRIES, INC.
   (Exact name of registrant as specified in its charter)


          LOUISIANA                             39-1097012
     (State of incorporation                 (IRS Employer
          or organization)                Identification Number)


            5100 RIVER ROAD
          AVONDALE, LOUISIANA                          70094
(Address of principal executive offices)             (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                            NONE

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box.   _____

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), check the following box.   _____

     Securities Act registration statement file number to which this form relates: N.A.

Securities to be registered pursuant to Section 12(g) of the Act:

                    STOCK PURCHASE RIGHTS
                      (Title of Class)
The undersigned registrant hereby amends the following items and exhibits or other portions of its Registration Statement on Form 8-A as follows:

1. Item 1 is hereby amended, to reflect an amendment to the registrant's Stockholder Protection Rights Agreement, to read in its entirety as follows:

Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On September 26, 1994, the Board of Directors of Avondale
Industries, Inc., a Louisiana corporation (the "Company"), declared a dividend payable October 31, 1994 of one right (a "Right") for each outstanding share of common stock, $1.00 par value ("Common Stock"), of the Company held of record at the close of business on October 10, 1994 (the "Record Time"), or issued thereafter and prior to the Separation Time (as defined below) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights will be issued pursuant to a Stockholder Protection Rights Agreement, dated as of September 26, 1994 (the "Stockholder Protection Rights Agreement"), between the Company and Boatmen's Trust Company, as amended by the First Amendment to Stockholder Protection Rights Agreement dated as of January 19, 1999 between the Company and ChaseMellon Shareholder Services, LLC (successor to Boatmen's Trust Company), as rights agent (the "Rights Agent")(the Stockholder Protection Rights Agreement as amended, the "Rights Agreement"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, $1.00 par value ("Participating Preferred Stock"), for $32.00 (the "Exercise Price"), subject to adjustment.

     The Rights will be evidenced by the Common Stock certificates until the Separation Time. The Separation Time is the close of business on the earlier of (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person (as defined below) and (ii) the tenth business day after any Stock Acquisition Date (as defined below) that is not the result of a Flip-over Transaction or Event (as defined below) (the "Flip-in Date"); provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock, which term shall not include: (i) the Company's employee stock ownership trust, the trustees and the administrative committee, but in all such cases solely in such capacities and solely with respect to current ownership and specified permitted further acquisitions of shares of Common Stock; (ii) the Company, any wholly-owned subsidiary of the Company and any other employee benefit plan of the Company and any wholly-owned subsidiary of the Company; (iii) any Person who shall become the Beneficial Owner of 15% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split; (iv) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 15% or greater Beneficial Ownership ceases; or (v) any Person who Beneficially Owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant or (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant. Notwithstanding anything to the contrary, the term "Acquiring Person" shall not include Newport News Shipbuilding Inc., a Delaware corporation, or its Subsidiaries, Affiliates or Associates (as such terms are defined in the Rights Agreement) (hereinafter, collectively, "Newport News") as a result of the approval, execution, delivery, performance, exercise of rights pursuant to, amendment or consummation of any transaction contemplated by
(i) the Agreement and Plan of Merger dated as of January 19, 1999 by and among the Company and Newport News, as it may be amended from time to time (the "Acquisition Agreement"), or (ii) the Company Stock Option Agreement dated as of January 19, 1999 by and among the Company and Newport News, as it may be amended from time to time (the "Option Agreement').

     The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

     The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of: (i) the Exchange Time (as defined below);
(ii) the close of business on October 10, 2004; (iii) the date on which the Rights are redeemed as described below; (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person; and (v) the time immediately prior to the Effective Time, as defined in the Acquisition Agreement (in any such case, the "Expiration Time").

     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

     In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned on or after the Stock Acquisition Date by the Acquiring Person or any Affiliate or Associate thereof, or by any transferee of any of the foregoing, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock or Participating Preferred Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned on or after the Stock Acquisition Date by the Acquiring Person or any Affiliate or Associate thereof, or by any transferee of any of the foregoing, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

     Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one one-hundredth of a share of Participating Preferred Stock for each share of Common Stock so issuable.

     In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock, or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or
(B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly-owned subsidiaries) or to two or more such Persons that are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

     The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

     The Company and the Rights Agent may amend the Rights Agreement without the approval of any holders of Rights (i) prior to the close of business on the Flip-in Date, in any respect and (ii) after the close of business on the Flip-on Date, to make any changes that the Company may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally, or in order to cure any ambiguity or to correct or supplement any provision which may be inconsistent with any other provision or otherwise defective.

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

     Notwithstanding anything in the Rights Agreement to the contrary, the approval, execution, delivery, performance, exercise of rights pursuant to, amendment or consummation of any transaction contemplated by the Acquisition Agreement or the Option Agreement shall not cause: (i) Newport News to become an Acquiring Person; (ii) a Stock Acquisition Date to occur;
(iii) a Flip-in Date to occur; (iv) a Flip-over Transaction or Event to occur; or (v) the Separation Time to occur.

     As of September 26, 1994 there were 15,927,191 shares of Common Stock issued (of which 14,464,175 shares were outstanding and 1,463,016 shares were held in treasury). As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

     The Stockholder Protection Rights Agreement and the First Amendment to Stockholder Protection Rights Agreement, which include as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Articles of Amendment for the Company's Participating Preferred Stock, are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Item 2.   EXHIBITS.

EXHIBIT NO.     DESCRIPTION

99.1 Stockholder Protection Rights Agreement (incorporated by reference to Exhibit 99.1 to the registrant's Form 8-A dated September 30, 1994, filed October 3, 1994, file no. 0-16572).

99.2            First Amendment to Stockholder Protection Rights Agreement.

99.3 Forms of Rights Certificate and of Election to Exercise (incorporated by reference to Exhibit 99.2 to the registrant's Form 8-A dated September, 1994, filed October 3, 1994, file no. 0-16572).

99.4 Form of Articles of Amendment for the Participating Preferred Stock of the Company(incorporated by reference to Exhibit 99.3 to the registrant's Form 8-A dated September, 1994, filed October 3, 1994, file no. 0-16572).






                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         AVONDALE INDUSTRIES, INC.



                         By:   /S/ THOMAS M. KITCHEN
                                     Thomas M. Kitchen
                        Vice President and Chief Financial Officer


Date:  January 29, 1999

                                EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1 Stockholder Protection Rights Agreement, dated as of September 26, 1994, between Avondale Industries, Inc. and
               Boatmen's Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.1 to the registrant's Form 8-A dated September 30, 1994, filed October 3, 1994, file no. 0-16572).

99.2 First Amendment to Stockholder Protection Rights Agreement, dated as of January 19, 1999, between Avondale Industries, Inc. and ChaseMellon Shareholder Services, LLC (successor to Boatmen's Trust Company), as Rights Agent.

99.3 Forms of Rights Certificate and of Election to Exercise, (incorporated by reference to Exhibit 99.2 to the registrant's Form 8-A dated September, 1994, filed October 3, 1994, file no. 0-16572).

99.4 Form of Articles of Amendment for the Participating Preferred Stock of the Company(incorporated by reference to Exhibit 99.3 to the registrant's Form 8-A dated September, 1994, filed October 3, 1994, file no. 0-16572).